Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month and the six-month periods

ended

30 June 2017

Schiphol-Rijk, 2 August 2017

Financial Highlights

•	Revenue increased by 16% to €120.8 million (2Q 2016: €104.0 million).

•	Recurring revenue[1] increased by 14% to €113.4 million (2Q 2016: €99.3 million).

•	Net income increased by 13% to €10.3 million (2Q 2016: €9.2 million).

•	Adjusted net income[2] increased by 12% to €10.1 million (2Q 2016: €9.0 million).

•	Earnings per diluted share increased by 11% to €0.14 (2Q 2016: €0.13).

•	Adjusted earnings[2] per diluted share increased by 12% to €0.14 (2Q 2016: €0.13).

•	Adjusted EBITDA[2] increased by 15% to €54.3 million (2Q 2016: €47.3 million).

•	Adjusted EBITDA margin decreased to 45.0% (2Q 2016: 45.5%).

•	Capital expenditures, including intangible assets[3], were €56.4 million (2Q 2016: €62.6 million).

Operating Highlights

•	Equipped space[4] increased by 2,900 square metres in the quarter to 117,000 square metres.

•	Revenue generating space[4] increased by 5,200 square metres in the quarter to 95,000 square metres.

•	Utilisation rate at the end of the quarter was 81%.

•	During the second quarter, Interxion completed the following expansions:

•	300 sqm expansion in Copenhagen,

•	900 sqm expansion in Marseille,

•	600 sqm expansion in Paris, and

•	1,100 sqm expansion in Vienna.

2	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Quarterly Review

Revenue in the second quarter of 2017 was €120.8 million, a 16% increase over the second quarter of 2016 and a 6% increase over the first quarter of 2017. Recurring revenue was €113.4 million, a 14% increase over the second quarter of 2016 and a 5% increase over the first quarter of 2017. Recurring revenue in the second quarter represented 94% of total revenue. On an organic constant currency5 basis, revenue in the second quarter of 2017 was 16% higher than in the second quarter of 2016 and 5% higher than in the first quarter of 2017.

Cost of sales in the second quarter of 2017 was €47.9 million, a 21% increase over the second quarter of 2016 and a 9% increase over the first quarter of 2017.

Gross profit was €72.9 million in the second quarter of 2017, a 13% increase over the second quarter of 2016 and a 4% increase over the first quarter of 2017. Gross profit margin was 60.3% in the second quarter of 2017, compared with 61.9% in the second quarter of 2016 and 61.3% in the first quarter of 2017.

Sales and marketing costs in the second quarter of 2017 were €8.3 million, a 14% increase over the second quarter of 2016 and a 5% increase from the first quarter of 2017.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, and M&A transaction costs, were €10.3 million in the second quarter of 2017, a 6% increase over the second quarter of 2016 and a 3% decrease from the first quarter of 2017.

Depreciation, amortisation, and impairments in the second quarter of 2017 was €27.2 million, an increase of 24% from the second quarter of 2016 and a 13% increase from the first quarter of 2017.

Operating income in the second quarter of 2017 was €25.0 million, an increase of 6% from the second quarter of 2016 and a 2% increase from the first quarter of 2017.

Net finance expense for the second quarter of 2017 was €10.9 million, a 7% increase over the second quarter of 2016 and an 6% increase over the first quarter of 2017. Comparisons to prior periods are impacted by the issuance of €150.0 million of additional 6.00% senior secured notes due 2020 in April 2016 and drawings under our €75.0 million senior secured revolving facility that we entered into in March 2017.

Income tax expense for the second quarter of 2017 was €3.7 million, an 11% decrease compared with the second quarter of 2016 and a 13% increase from the first quarter of 2017.

Net income was €10.3 million in the second quarter of 2017, a 13% increase over the second quarter of 2016 and a 4% decrease from the first quarter of 2017.

Adjusted net income was €10.1 million in the second quarter of 2017, a 12% increase over the second quarter of 2016 and a 6% decrease from the first quarter of 2017.

Adjusted EBITDA for the second quarter of 2017 was €54.3 million, a 15% increase over the second quarter of 2016 and a 6% increase over the first quarter of 2017. Adjusted EBITDA margin was 45.0% in the second quarter of 2017, compared with 45.5% in the second quarter of 2016 and 45.1% in the first quarter of 2017.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €40.6 million in the second quarter of 2017, compared with €39.3 million in the second quarter of 2016 and €63.0 million in the first quarter of 2017.

Capital expenditures, including intangible assets, were €56.4 million in the second quarter of 2017, compared with €62.6 million in the second quarter of 2016 and €54.8 million in the first quarter of 2017.

Cash and cash equivalents were €49.2 million at 30 June 2017, compared with €115.9 million at year end 2016. Total borrowings, net of deferred revolving facility financing fees, were €777.7 million at 30 June 2017, compared with €735.0 million at year end 2016. On 9 March 2017, we entered into a €75.0 million senior secured revolving facility. As of 30 June 2017, €45.0 million was drawn. On 28 July 2017, we increased the aggregate capacity of this facility to €100.0 million.

The following capacity metrics do not include Science Park. Equipped space at the end of the second quarter of 2017 was 117,000 square metres, compared with 104,200 square metres at the end of the second quarter of 2016 and 114,100 square metres at the end of the first quarter of 2017. Revenue generating space at the end of the second quarter of 2017 was 95,000 square metres, compared with 81,600 square metres at the end of the second quarter of 2016 and 89,800 square metres at the end of the first quarter of 2017. Utilisation rate, the ratio of revenue-generating space to equipped space, was 81% at the end of the second quarter of 2017, compared with 78% at the end of the second quarter of 2016 and 79% at the end of the first quarter of 2017.

3	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

[1]	Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

[2]	Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this Interim Report. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this Interim Report.

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]	Equipped space and Revenue generating space (and other metrics derived from these measures) exclude Interxion Science Park, which was acquired on 24 February 2017.

[5]	We present organic constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of acquisitions and foreign currency rate fluctuations. For purposes of calculating Revenue on an organic constant currency basis, results from entities acquired during the current and comparison period are excluded. Also, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on an organic constant currency basis, is as follows:

Three Months Ended 30 June 2017	Year-on-year	Sequential
Reported total revenue growth	16%	6%
Add back: impact of foreign currency translation	1%	0%
Reverse: impact of acquired ISP business	(2%)	(1%)

Total revenue growth on an organic constant currency basis	16%	5%

Percentages may not add due to rounding

4	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013, as amended and/or supplemented from time to time, among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as security trustee, and the Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in this Interim Report are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) Adjusted EBITDA; (iii) Recurring revenue; (iv) Revenue on an organic constant currency basis; (v) Adjusted net income; (vi) Adjusted basic earnings per share and (vii) Adjusted diluted earnings per share.

Other companies may present EBITDA, Adjusted EBITDA, Recurring revenue, Revenue on an organic constant currency basis, Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Recurring revenue and Revenue on an organic constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define Adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, are recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

5	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

•	Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe EBITDA and Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and Adjusted EBITDA facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure based businesses. EBITDA and Adjusted EBITDA are also relevant measures used in the financial covenants of our €100.0 million revolving credit facility, our €100.0 million senior secured revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and from EBITDA to Adjusted EBITDA is provided in the notes to the Condensed Consolidated Interim Financial Statements. EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting organic constant currency information for revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of acquisitions and of currency exchange rates.

6	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in the tables attached to this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income. A reconciliation from reported Net Income to Adjusted Net Income is provided herein.

7	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income reconciliation

Amounts x €’000	Three Months Ended		Six Months Ended
Consolidated	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Net income	10,342	9,165	21,154	19,384
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	556	492	1,329	721
Adjustments related to capitalised interest	(853)	(701)	(1,765)	(1,166)

	(297)	(209)	(436)	(445)
Tax effect of above add backs and reversals	74	52	109	111

Adjusted net income	10,119	9,008	20,827	19,050

Reported basic EPS: (€)	0.15	0.13	0.30	0.28
Reported diluted EPS: (€)	0.14	0.13	0.30	0.27
Adjusted basic EPS: (€)	0.14	0.13	0.29	0.27
Adjusted diluted EPS: (€)	0.14	0.13	0.29	0.27

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 45 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

8	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €’000		Three Months Ended		Six Months Ended
	Note	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Revenue	5	120,823	104,026	234,773	206,026
Cost of sales	5	(47,926)	(39,663)	(92,021)	(78,782)

Gross profit		72,897	64,363	142,752	127,244
Other income	5	—	33	27	130
Sales and marketing costs	5	(8,285)	(7,284)	(16,210)	(15,008)
General and administrative costs	5	(39,623)	(33,568)	(77,181)	(65,953)

Operating income		24,989	23,544	49,388	46,413
Finance income	6	373	266	682	269
Finance expense	6	(11,293)	(10,436)	(21,889)	(18,397)

Profit before taxation		14,069	13,374	28,181	28,285
Income tax expense	7	(3,727)	(4,209)	(7,027)	(8,901)

Net income		10,342	9,165	21,154	19,384

Earnings per share
Basic earnings per share: (€)		0.15	0.13	0.30	0.28
Diluted earnings per share: (€)		0.14	0.13	0.30	0.27

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

9	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €’000	Three Months Ended		Six Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Net income	10,342	9,165	21,154	19,384
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences(a)	(3,133)	(3,277)	(2,669)	(9,983)
Effective portion of changes in fair value of cash flow hedge	27	(38)	65	(135)
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	193	476	154	1,289
Effective portion of changes in fair value of cash flow hedge	(7)	13	(16)	45

Other comprehensive income/(loss) for the period, net of tax	(2,920)	(2,826)	(2,466)	(8,784)

Total comprehensive income attributable to shareholders	7,422	6,339	18,688	10,600

(a)	The foreign currency translation differences are primarily related to exchange rate differences on equities and permanent loans in GBP.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at		30 Jun 2017	31 Dec 2016
All amounts in €’000	Note
Non-current assets
Property, plant and equipment	8	1,235,319	1,156,031
Intangible assets	12	59,650	28,694
Goodwill	12	39,364	—
Deferred tax assets		24,713	20,370
Other investments		3,281	1,942
Other non-current assets		14,442	11,914

		1,376,769	1,218,951
Current assets
Trade receivables and other current assets		163,199	147,821
Cash and cash equivalents		49,243	115,893

		212,442	263,714

Total assets		1,589,211	1,482,665

Shareholders’ equity
Share capital		7,106	7,060
Share premium		526,176	519,604
Foreign currency translation reserve		7,473	9,988
Hedging reserve, net of tax		(194)	(243)
Accumulated profit		33,514	12,360

		574,075	548,769
Non-current liabilities
Other non-current liabilities		13,505	11,718
Deferred tax liabilities		20,888	9,628
Borrowings	10	717,732	723,975

		752,125	745,321
Current liabilities
Trade payables and other current liabilities		196,336	171,399
Income tax liabilities		6,406	5,694
Borrowings	10	60,269	11,482

		263,011	188,575

Total liabilities		1,015,136	933,896

Total liabilities and shareholders’ equity		1,589,211	1,482,665

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €’000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumu- lated income / (deficit)	Total equity
Balance at 1 January 2017	7,060	519,604	9,988	(243)	12,360	548,769
Net income	—	—	—	—	21,154	21,154
Other comprehensive income, net of tax	—	—	(2,515)	49	—	(2,466)

Total comprehensive income	—	—	(2,515)	49	21,154	18,688
Exercise of options	46	4,006	—	—	—	4,052
Share-based payments	—	2,566	—	—	—	2,566

Total contribution by, and distributions to, owners of the Company	46	6,572	—	—	—	6,618

Balance at 30 June 2017	7,106	526,176	7,473	(194)	33,514	574,075

Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	19,384	19,384
Other comprehensive income, net of tax	—	—	(8,693)	(91)	—	(8,784)

Total comprehensive income	—	—	(8,693)	(91)	19,384	10,600
Exercise of options	56	6,120	—	—	—	6,176
Share-based payments	—	2,558	—	—	—	2,558

Total contribution by, and distributions to, owners of the Company	56	8,678	—	—	—	8,734

Balance at 30 June 2016	7,048	515,974	12,172	(304)	(8,139)	526,751

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €’000	Three Months Ended		Six Months Ended
	30 June 2017	30 June 2016(a)	30 June 2017	30 June 2016(a)
Net income	10,342	9,165	21,154	19,384
Depreciation, amortisation and impairments	27,209	22,021	51,392	43,498
Provision for onerous lease contracts	—	(392)	—	(1,271)
Share-based payments	1,528	1,158	2,569	2,558
Net finance expense	10,920	10,170	21,207	18,128
Income tax expense	3,727	4,209	7,027	8,901

	53,726	46,331	103,349	91,198

Movements in trade receivables and other assets	(16,191)	(3,732)	(13,388)	1,310
Movements in trade payables and other liabilities	3,051	(3,264)	13,581	(2,758)

Cash generated from / (used in) operations	40,586	39,335	103,542	89,750

Interest and fees paid(b)	(2,462)	(1,060)	(20,912)	(15,422)
Interest received	8	18	(53)	25
Income tax paid	(2,474)	(2,484)	(5,305)	(3,538)

Net cash flows from / (used in) operating activities	35,658	35,809	77,272	70,815

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(53,399)	(60,729)	(106,322)	(108,176)
Financial investments—deposits	(148)	—	(366)	748
Acquisition Interxion Science Park B.V.	—	—	(77,517)	—
Purchase of intangible assets	(3,042)	(1,863)	(4,876)	(4,419)
Loans provided	(1,341)	—	(1,341)	—

Net cash flows from / (used in) investing activities	(57,930)	(62,592)	(190,422)	(111,847)

Cash flows from / (used in) financing activities
Proceeds from exercised options	541	4,250	4,088	6,176
Proceeds from mortgages	—	14,625	—	14,625
Repayment of mortgages	(872)	(948)	(1,420)	(1,268)
Proceeds from revolving credit facilities	—	—	74,775	—
Repayments revolving facilities	—	—	(30,000)	—
Proceeds 6.00% Senior Secured Notes due 2020	—	155,346	—	155,346
Interest received at issuance Additional Notes	—	2,225	—	2,225

Net cash flows from / (used in) financing activities	(331)	175,498	47,443	177,104
Effect of exchange rate changes on cash	(695)	147	(943)	(404)

Net movement in cash and cash equivalents	(23,298)	148,862	(66,650)	135,668
Cash and cash equivalents, beginning of period	72,541	40,492	115,893	53,686

Cash and cash equivalents, end of period	49,243	189,354	49,243	189,354

(a)	Collaterised cash has been reclassified from “Cash and cash equivalents” to “Other current assets” and “Other non-current assets”. The impact on the consolidated statement of cash flows has been presented in investing cash flows. Comparative figures have been adjusted accordingly.
(b)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

13	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month and six month periods ended 30 June 2017 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2016; these are contained in the 2016 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 March 2017, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3    Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2016 in the 2016 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2017.

4    Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2016 Annual Report (Form 20-F).

14	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

15	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 June 2017
Recurring revenue	74,183	39,244	113,427	—	113,427
Non-recurring revenue	4,688	2,708	7,396	—	7,396

Revenue	78,871	41,952	120,823	—	120,823
Cost of sales	(30,003)	(14,591)	(44,594)	(3,332)	(47,926)

Gross profit	48,868	27,361	76,229	(3,332)	72,897
Sales and marketing costs	(2,518)	(1,426)	(3,944)	(4,341)	(8,285)
General and administrative costs	(21,566)	(9,490)	(31,056)	(8,567)	(39,623)

Operating income	24,784	16,445	41,229	(16,240)	24,989
Net finance expense					(10,920)

Profit before tax					14,069

Total assets	1,130,979	379,372	1,510,351	78,860	1,589,211
Total liabilities	231,445	82,176	313,621	701,515	1,015,136
Capital expenditure, including intangible assets*	(40,753)	(13,635)	(54,388)	(2,053)	(56,441)
Depreciation, amortisation, impairments	(18,097)	(7,382)	(25,479)	(1,730)	(27,209)
Adjusted EBITDA	43,115	24,041	67,156	(12,843)	54,313

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 June 2016
Recurring revenue	63,773	35,558	99,331	—	99,331
Non-recurring revenue	2,608	2,087	4,695	—	4,695

Revenue	66,381	37,645	104,026	—	104,026
Cost of sales	(24,264)	(12,876)	(37,140)	(2,523)	(39,663)

Gross profit	42,117	24,769	66,886	(2,523)	64,363
Other income	33	—	33	—	33
Sales and marketing costs	(1,993)	(1,357)	(3,350)	(3,934)	(7,284)
General and administrative costs	(17,783)	(8,329)	(26,112)	(7,456)	(33,568)

Operating income	22,374	15,083	37,457	(13,913)	23,544
Net finance expense					(10,170)

Profit before tax					13,374

Total assets	954,598	340,529	1,295,127	177,972	1,473,099
Total liabilities	205,333	81,711	287,044	659,304	946,348
Capital expenditure, including intangible assets*	(43,627)	(16,389)	(60,016)	(2,576)	(62,592)
Depreciation, amortisation, impairments	(14,543)	(6,387)	(20,930)	(1,091)	(22,021)
Adjusted EBITDA	37,012	21,574	58,586	(11,240)	47,346

*	Capital expenditure, including intangible assets represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

16	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the six months ended 30 June 2017
Recurring revenue	144,181	77,521	221,702	—	221,702
Non-recurring revenue	8,070	5,001	13,071	—	13,071

Revenue	152,251	82,522	234,773	—	234,773
Cost of sales	(57,951)	(28,070)	(86,021)	(6,000)	(92,021)

Gross profit	94,300	54,452	148,752	(6,000)	142,752
Other income	27	—	27	—	27
Sales and marketing costs	(4,470)	(2,957)	(7,427)	(8,783)	(16,210)
General and administrative costs	(41,087)	(18,340)	(59,427)	(17,754)	(77,181)

Operating income	48,770	33,155	81,925	(32,537)	49,388
Net finance expense					(21,207)

Profit before tax					28,181

Total assets	1,130,979	379,372	1,510,351	78,860	1,589,211
Total liabilities	231,445	82,176	313,621	701,515	1,015,136
Capital expenditure, including intangible assets*	(75,819)	(29,852)	(105,671)	(5,527)	(111,198)
Depreciation, amortisation, impairments	(33,996)	(14,340)	(48,336)	(3,056)	(51,392)
Adjusted EBITDA	83,284	47,695	130,979	(25,329)	105,650

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the six months ended 30 June 2016
Recurring revenue	126,039	70,503	196,542	—	196,542
Non-recurring revenue	5,884	3,600	9,484	—	9,484

Revenue	131,923	74,103	206,026	—	206,026
Cost of sales	(48,908)	(24,954)	(73,862)	(4,920)	(78,782)

Gross profit	83,015	49,149	132,164	(4,920)	127,244
Other income	130	—	130	—	130
Sales and marketing costs	(3,766)	(2,732)	(6,498)	(8,510)	(15,008)
General and administrative costs	(35,323)	(16,065)	(51,388)	(14,565)	(65,953)

Operating income	44,056	30,352	74,408	(27,995)	46,413
Net finance expense					(18,128)

Profit before tax					28,285

Total assets	954,598	340,529	1,295,127	177,972	1,473,099
Total liabilities	205,333	81,711	287,044	659,304	946,348
Capital expenditure, including intangible assets*	(80,383)	(26,671)	(107,054)	(5,540)	(112,594)
Depreciation, amortisation, impairments	(28,835)	(12,529)	(41,364)	(2,134)	(43,498)
Adjusted EBITDA	73,193	43,089	116,282	(23,017)	93,265

*	Capital expenditure, including intangible assets represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

17	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €’000	Three Months Ended		Six Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Consolidated
Net income	10,342	9,165	21,154	19,384
Income tax expense	3,727	4,209	7,027	8,901

Profit before taxation	14,069	13,374	28,181	28,285
Finance income	(373)	(266)	(682)	(269)
Finance expense	11,293	10,436	21,889	18,397

Operating income	24,989	23,544	49,388	46,413
Depreciation, amortisation and impairments	27,209	22,021	51,392	43,498

EBITDA(1)	52,198	45,565	100,780	89,911
Share-based payments	1,559	1,322	3,568	2,763
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	556	492	1,329	721
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(33)	(27)	(130)

Adjusted EBITDA(1)	54,313	47,346	105,650	93,265

Amounts x €’000	Three Months Ended		Six Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
FR, DE, NL and UK
Operating income	24,784	22,374	48,770	44,056
Depreciation, amortisation and impairments	18,097	14,543	33,996	28,835

EBITDA(1)	42,881	36,917	82,766	72,891
Share-based payments	234	128	545	432
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(3)	—	(33)	(27)	(130)

Adjusted EBITDA(1)	43,115	37,012	83,284	73,193

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 June 2017, M&A transaction costs included €0.6 million related to other activity including the evaluation of potential asset acquisitions.
(3)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

18	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	Three Months Ended		Six Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Rest of Europe
Operating income	16,445	15,083	33,155	30,352
Depreciation, amortisation and impairments	7,382	6,387	14,340	12,529

EBITDA(1)	23,827	21,470	47,495	42,881
Share-based payments	214	104	200	208

Adjusted EBITDA(1)	24,041	21,574	47,695	43,089

Amounts x €’000	Three Months Ended		Three Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Corporate and other
Operating income	(16,240)	(13,913)	(32,537)	(27,995)
Depreciation, amortisation and impairments	1,730	1,091	3,056	2,134

EBITDA(1)	(14,510)	(12,822)	(29,481)	(25,861)
Share-based payments	1,111	1,090	2,823	2,123
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	556	492	1,329	721

Adjusted EBITDA(1)	(12,843)	(11,240)	(25,329)	(23,017)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 June 2017, M&A transaction costs included €0.6 million related to other activity including the evaluation of potential asset acquisitions.

19	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

Amounts x €’000	Three Months Ended		Six Months Ended
	30 Jun 2017	30 Jun 2016	30 Jun 2017	30 Jun 2016
Bank and other interest	74	28	87	31
Bond premium and fees in income	299	238	595	238

Finance income	373	266	682	269

Interest expense on Senior Secured Notes, bank and other loans	(9,207)	(8,716)	(18,169)	(15,633)
Interest expense on finance leases	(796)	(830)	(1,583)	(1,657)
Interest expense on provision for onerous lease contracts	—	(4)	—	(15)
Other financial expenses	(673)	(438)	(1,210)	(786)
Foreign currency exchange losses	(617)	(448)	(927)	(306)

Finance expense	(11,293)	(10,436)	(21,889)	(18,397)

Net finance expense	(10,920)	(10,170)	(21,207)	(18,128)

7	Income tax expense

The Group’s consolidated effective tax rate in respect of continuing operations was 26% and 25% for the three-months and six-months periods ended 30 June 2017, respectively. These rates include the effect of non-deductible share-based payments (both during the three-month and six-month periods) and an energy tax credit received in The Netherlands (only the six-month period).

8	Property, plant and equipment

During the three and six months periods ended 30 June 2017, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €54.4 million and €117.4 million, respectively, (three and six months periods ended 30 June 2016: €93.5 million and €143.0 million, respectively). By acquiring Interxion Science Park, the Group added €15.3 million of property, plant and equipment in the first quarter of 2017. See note 12 for detailed information about this acquisition.

Capitalised interest relating to borrowing costs for the three and six months periods ended 30 June 2017 amounted to €0.9 million and €1.8 million, respectively (three and six months periods ended 30 June 2016: €0.7 million and €1.2 million, respectively). The cash effect of the interest capitalised for the three and six months periods ended 30 June 2017 amounted to nil and €2.2 million, respectively, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months periods ended 30 June 2016: nil and €1.0 million, respectively).

At 30 June 2017, the Group had outstanding capital commitments of €127.3 million. These commitments are expected to be substantially settled during the remainder of 2017.

20	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial Instruments

Fair values versus carrying amounts

As of 30 June 2017, the market price of the 6.00% Senior Secured Notes due 2020 was 103.913 (30 June 2016: 105.146). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €649 million (30 June 2016: €657 million), compared with their nominal value of €625 million (30 June 2016: €625 million).

At 30 June 2017, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 June 2017, the fair value of all mortgages approximated to their carrying amount of €53.1 million (30 June 2016: €57.1 million). As of 30 June 2017, the fair value of the financial lease liabilities was €54.3 million (30 June 2016: €55.2 million) compared with the carrying amount of €51.4 million (30 June 2016: €52.7 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

21	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

Amounts in €’000	Carrying value	Level 1	Fair value Level 2	Level 3
30 June 2017
Senior secured notes 6.00% due 2020	(628,734)	(649,000)	—	—
Finance leases	(51,435)	—	(54,346)	—
Mortgages	(53,057)	—	(53,057)	—
Convertible loan	3,071	—	3,071	—
Interest rate swap	(292)	—	(292)	—
Conversion option	0	—	—	0

31 December 2016
Senior secured notes 6.00% due 2020	(629,327)	(657,000)	—	—
Finance leases	(51,718)	—	(55,625)	—
Mortgages	(54,412)	—	(54,412)	—
Convertible loan	1,895	—	1,895	—
Interest rate swap	(367)	—	(367)	—
Conversion option	0	—	—	0

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents the conversion option embedded in a USD 3.5 million convertible loan provided by Interxion Participation 1 B.V. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The embedded conversion option had a zero value as at 30 June 2017.

10 Borrowings

As at 30 June 2017, our €100.0 million revolving facility was undrawn.

Senior Secured Revolving Facility

On March 9, 2017, we entered into a €75.0 million senior secured revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V., the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as lenders thereunder, ABN AMRO Bank N.V., as agent and Barclays Bank PLC as security trustee. As of 30 June 2017, €45.0 million of this facility was drawn.

The New Facility has an initial maturity date of 12 months from the date of the New Facility with the Company having the option to extend the maturity date by a further six-month period in accordance with the terms of the

22	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.25% per annum, subject to a margin ratchet, pursuant to which the margin may be increased to a maximum of 3.25% per annum if the New Facility is extended up to an additional six months after its initial maturity date.

11 Related party transactions

In the first quarter of 2017, the Board of Directors approved the actual initial award of 76,456 performance shares to certain members of key management, excluding the Executive Director, and the proposed actual initial award of 63,805 performance shares to the Executive Director, based on the level of the actual Company and individual performance from January 1, 2016 to December 31, 2016. On 30 June 2017, the Annual General Meeting of Shareholders approved the award to the Executive Director.

12 Acquisition Interxion Science Park

On February 24, 2017, the Group completed the acquisition of 100% of the share capital of Vancis B.V. (“Vancis”). Vancis operates colocation services from a data centre at Science Park, Amsterdam, The Netherlands, and a satellite facility in Almere, The Netherlands. After the acquisition, Vancis B.V. was renamed Interxion Science Park B.V. (“ISP”). Total consideration was €77.5 million of cash, which was paid immediately upon completion. The transaction was accounted for as a business combination, which requires that assets acquired and liabilities assumed be recognized at their respective fair values at the acquisition date.

The table below summarizes the preliminary purchase price allocation for the acquisition of ISP:

€’000
Property, plant and equipment	15,341
Trade receivables(1)	1,165
Other current assets	1,369
Trade payables and other liabilities	(1,249)
Provisions	(280)
Goodwill	39,364
Customer portfolio	28,414
Deferred taxes	(6,607)

Total purchase price	77,517

(1)	Trade and other receivables represent contractual gross amounts less €30 thousand which was determined to be uncollectible at the date of acquisition.

Since the identified assets and liabilities are still being reviewed, the estimates used as of June 30, 2017, are subject to change, including the amounts allocated to the acquired property, plant and equipment, intangible assets, including goodwill and deferred taxes. Since the first quarter of 2017, changes in allocation of the purchase price resulted in an €0.9 million decrease of previously reported goodwill.

Goodwill is the excess consideration remaining after allocating the fair value of the other acquired assets and liabilities and represents expected future economic benefits, to be achieved by operating a data centre in close proximity to the virtual connectivity hub at Science Park, and is not expected to be deductible for tax purposes.

In connection with this acquisition, the Company recorded M&A transaction costs of approximately €1.2 million, which have been included in General and administrative costs as incurred.

Since the acquisition date, ISP contributed €2.6 million to total revenues and €0.2 million to the Group’s net income. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €235.9 million, and net income for the period would have been €21.6 million. ISP is included in the Big4 segment.

23	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited

13 Subsequent events

On 28 July 2017, we amended the terms of our €75.0 million senior secured revolving facility agreement dated 9 March 2017 to increase the amount available under the facility to €100.0 million and to add a second extension option enabling us to extend the maturity of this credit facility to 31 December 2018. Also, on 31 July 2017, we extended the maturity of our €100.0 million senior multicurrency revolving facility agreement dated 17 June 2013 from 3 July 2018 to 31 December 2018.

24	Interim Report: Three-month and six-month periods ended 30 June 2017 These Condensed Consolidated Interim Financial Statements are unaudited